Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 2, 2024

VIA EDGAR CORRESPONDENCE

Ellie Quarles
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Quarles:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 30, 2023 (the “Registration Statement”). The Registration Statement relates to the FT Energy Income Partners Enhanced Income ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five days before effectiveness.

Comment 2 – General

The Staff notes that the Fund does not fit the Form N-1A definition of a “new fund,” as it will be the successor to an existing fund. Please carry over performance information, portfolio turnover information, financial highlight information and other information required in the Statement of Additional Information for the predecessor fund. Please also revise “New Fund Risk” set forth in the summary and statutory risk sections as is appropriate.

Response to Comment 2

Pursuant to the Staff’s comment, the Registration Statement has been revised accordingly.

Comment 3 – General

Please supplementally provide a completed fee table and expense examples for the Fund. Please also provide the fee table based upon fees and expenses of the predecessor fund for the prior fiscal year restated to reflect the expenses for the current fiscal year. Please also add a footnote explaining that the Fund is a successor to the predecessor fund and that the fees and expenses have been restated to reflect the fees and expenses for the current fiscal year (see Item 3 of Form N-1A).

Response to Comment 3

A completed fee table and expense examples have been attached hereto as Exhibit A.

Comment 4 – Principal Investment Strategies

The Fund discloses that it will invest primarily in a portfolio of equity securities. Please clarify whether equity securities refers to common stock, as well as equity securities of limited liability companies (“LLCs”) and master limited partnerships (“MLPs”), preferred stock and other types of equity securities. Please provide a range of the number of investments the Fund intends to make. Please also clarify what other types of investments the Fund may invest in other than equity securities.

Response to Comment 4

The Registrant notes that the disclosure in the Registration Statement states that the Fund will invest in a portfolio of equity securities of Energy Companies, which may include MLPs and LLCs. Additionally, the Registrant respectfully directs the Staff to the section entitled, “Equity Securities,” which states equity securities include common stocks, preferred securities, warrants to purchase common stocks or preferred securities, securities convertible into common stocks or preferred securities and MLPs. The Registrant notes the Sub-Advisor does not require a range or number of investments that the Fund must invest in.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Energy Companies also include companies providing engineering, consulting and construction services that derive at least 50% of their revenues or profits from the above, all of which are selected by Energy Income Partners, LLC, the Fund’s investment sub-advisor (“Energy Income Partners” or the “Sub-Advisor”).

Please clarify what “from the above” means in this disclosure.

Response to Comment 5

The Registrant notes it has added “energy-related activities” as a newly defined term. In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

Energy Companies also include companies providing engineering, consulting and construction services that derive at least 50% of their revenues or profits from energy-related activities, all of which are selected by Energy Income Partners, LLC, the Fund’s investment sub-advisor (“Energy Income Partners” or the “Sub-Advisor”).

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Sub-Advisor believes that rapid changes to the energy system driven by innovations like shale, renewable energy and battery storage as well as government policies relating to the energy system’s emissions, safety, reliability, resilience and national security have created a wider range of and more diversified opportunities in the energy sector than in the past.

Please clarify which category discussed above would include battery power and shale. For example, please indicate that energy storage may include battery storage.

Response to Comment 6

The Registrant notes the terms “shale” and “battery storage” have been removed from the above-referenced disclosure. The disclosure has been revised as follows:

The Sub-Advisor believes that rapid changes to the energy system driven by innovations like oil and gas completions technologies, renewable energy and energy storage as well as government policies relating to the energy system’s emissions, safety, reliability, resilience and national security have created a wider range of and more diversified opportunities in the energy sector than in the past.

Comment 7 – Principal Investment Strategies

The Staff notes the fourth paragraph set forth in the section entitled “Principal Investment Strategies.” Please provide more detail in response to Item 9(b)(2) of Form N-1A regarding how the Sub-Advisor determines when to sell investments.

Response to Comment 7

In accordance with the Staff’s comment, the following disclosure has been added to the section entitled, “Additional Information on the Fund’s Investment Objective and Strategies”:

The Sub-Advisor may remove securities from the portfolio when such securities, in the opinion of the Sub-Advisor, are no longer appropriate for seeking to meet the Fund’s investment objective.

Comment 8 – Principal Investment Strategies

Please confirm whether the options discussed in the section entitled “Principal Investment Strategies” may be exercised at any time prior to their expiration date. If not, please revise disclosure throughout the registration statement to indicate that the buyer may exercise the options at any time before the expiration date.

Response to Comment 8

The Registrant confirms the Fund invests in American-style options. The Registrant notes the disclosure, as currently presented, contemplates that the options may be exercised at any time prior to the options’ expiration date.

Comment 9 – Principal Investment Strategies

The Staff notes that the Fund is concentrated in the energy industry or group of industries. Please revise disclosure here and in response to Item 9(b) of Form N-1A that the Fund is concentrated (e.g., the Fund invests more than 25% of its total assets in the energy industry). Please also add disclosures regarding concentration risk in response to Item 4(b) and Item 9(c) of Form N-1A in the discussion of principal risks.

Response to Comment 9

In accordance with the Staff’s comment, the following disclosure has been added to the prospectus:

The Fund’s investments will be concentrated (i.e., invest more than 25% of Fund assets) in any one industry or group of industries constituting the energy sector.

Additionally, the following disclosure has been added to the “Energy Companies Risk”:

The Fund’s investments will be concentrated (i.e., invest more than 25% of Fund assets) in any one industry or group of industries constituting the energy sector. A concentration makes the Fund more susceptible to any single occurrence within the energy sector and may subject the Fund to greater market risk than a fund that is more broadly diversified.

Comment 10 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 10

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 11 – Principal Risks

The Staff notes “Counterparty Risk” set forth in the section entitled “Principal Risks.” Consider whether this risk is a principal risk of the Fund since the only obligation of the counterparty is to pay the premium to purchase the options.

Response to Comment 11

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make any changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension due to the Fund’s investments in derivatives.

Comment 12 – Principal Risks

The Staff notes “Currency Risk” set forth in the section entitled “Principal Risks.” Please consider disclosing that the dividends are also paid in foreign currency.

Response to Comment 12

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 13 – Principal Risks

The Staff notes “Current Market Conditions Risk” set forth in the section entitled “Principal Risks.” Please consider whether to update this risk to reflect risks that may affect energy prices.

Response to Comment 13

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make any changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension and the “Energy Companies Risk” and “Energy Infrastructure Companies Risk” adequately addresses the Staff’s comment. Additionally, the Registrant has revised the “Energy Infrastructure Companies Risk” in response to Comment 17 below.

Comment 14 – Principal Risks

The Staff notes “Depositary Receipts Risk” set forth in the section entitled “Principal Risks.” Please consider revising this risk factor to discuss American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs).

Response to Comment 14

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make any changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension and serves as an adequate summary of depositary receipts.

Comment 15 – Principal Risks

The Staff notes “Distribution Tax Risk” set forth in the section entitled “Principal Risks.” Please add risk disclosure to the effect that company distributions constituting a return of capital will not be considered the dividend yield or total return of an investment in the Fund. Shareholders who receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution of the Fund is net profit.

Response to Comment 15

The Registrant and the Advisor have considered the Staff’s comment and believe that the disclosure, as currently presented, is appropriate for investor comprehension and adequately addresses the risk being presented (i.e., that distributions made by the Fund from premiums received from the writing of call options may be recharacterized as a return of capital in the event that Fund securities are later sold in order to satisfy such options positions).

Comment 16 – Principal Risks

The Staff notes the following disclosure in “Energy Companies Risk” set forth in the section entitled “Principal Risks”:

Energy companies may also operate in, or engage in transactions involving, countries with less developed regulatory regimes or a history of expropriation, nationalization or other adverse policies.

Please include an emerging markets risk to the extent the Fund will be investing in the securities of energy companies operating in, or engaging in transactions in, emerging market countries. Please revise to cover the points addressed in Accounting and Disclosure Information (ADI) 2020-11 (“Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets”) briefly here and in more detail in response to Item 9(c) of Form N-1A. Please also add a risk relating to China risk if the Fund will invest significantly in China.

Response to Comment 16

The Registrant notes the Fund does not anticipate investing in securities of energy companies operating in, or engaging in transactions in, emerging market countries, including China. Therefore, the Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 17 – Principal Risks

The Staff notes “Energy Infrastructure Companies Risk” set forth in the section entitled “Principal Risks.” Please expand this risk or discuss under a separate caption the risks that are specific to investments in renewable or alternative energy, including any specific political, seasonality, limited resources (e.g., water) or other risks associated with those investments.

Response to Comment 17

In accordance with the Staff’s comment, the following disclosure has been added to the “Energy Infrastructure Companies Risk”:

Certain energy infrastructure companies engage in renewable and alternative energy activities. These companies can be significantly affected by obsolescence of existing technology, short product cycles, legislation resulting in more strict government regulations and enforcement policies, limited resources, fluctuations in energy prices, including the supply of and demand for renewable and alternative energy sources, and supply and demand of alternative energy fuels and energy conservation.

Comment 18 – Principal Risks

The Staff notes “Utility Companies Risk” set forth in the section entitled “Principal Risks.” Because the Fund states that it will not invest in water utilities, please delete the reference to water in this risk or explain how it may be relevant to writing calls on industry-related ETFs, which may include water utilities if the fund intends to invest in those ETFs.

Response to Comment 18

The Registrant notes the “Utility Companies Risk” provides a general description of utilities companies, and while water utilities companies are not part of the Fund’s principal investment strategies, water utility companies could generally impact the utilities market. Therefore, the Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 19 – Additional Information on the Fund’s Investment Objective and Strategies

The disclosure in Item 4 and Item 9 should be revised in the layered disclosure format required by Form N-1A. Also, please discuss the factors that the Sub-Advisor will take into consideration before selling an investment. Please also discuss how the Sub-Advisor will determine the amount of investment on which to write calls.

Response to Comment 19

The Registrant respectfully directs the Staff’s attention to the section entitled “Fund Investments” which provides a highly detailed discussion of the types of investments in which the Fund may have exposure that is not included in the section entitled “Principal Investment Strategies.” As such, the Registrant believes the Item 4 disclosure is an appropriate summary of the information detailed in Item 9. Nevertheless, the Item 9 disclosure has been enhanced to reflect the corresponding edits to Item 4.

Additionally, the Registrant respectfully directs the Staff to the Registrant’s response to Comment 7 above, which describes how the Sub-Advisor determines when to sell securities. Finally, the section entitled “Additional Information on the Fund’s Strategies” states, “Generally, the Fund will write (sell) call options on approximately 25-75% of the net asset value of the Fund but maintains flexibility to increase this depending on the amount needed to maintain an attractive level of current distributions.”

Comment 20 – Additional Information on the Fund’s Investment Objective and Strategies

Please discuss the tax consequences to shareholders of increased portfolio turnover and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance.

Response to Comment 20

The Registrant respectfully directs the Staff to the section entitled, “Portfolio Turnover,” which states, “A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.”

Additionally, the Registrant notes the “Portfolio Turnover Risk” which states, “High portfolio turnover may result in the Fund paying higher levels of transaction costs and may generate greater tax liabilities for shareholders. Portfolio turnover risk may cause the Fund’s performance to be less than expected.”

Therefore, the Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 21 – Fund Investments

The Staff notes the section entitled “Options Contracts” set forth in the section entitled “Fund Investments – Principal Investments.” Please include more detail in this section regarding selling covered and uncovered options.

Response to Comment 21

In accordance with the Staff’s comment, the following disclosure has been added as the second paragraph of the section entitled “Options Contracts”:

A call option on securities written by the Fund would obligate the Fund to sell specified securities to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A call option is “covered” if the Fund owns the equity security underlying the call option. Writing covered call options may deprive the Fund of the opportunity to fully profit from an increase in the market price of the securities in its portfolio. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. A call option on an index or an ETF is “uncovered” when the Fund does not own the underlying security. In such case, the potential losses on uncovered call options are theoretically unlimited. The Fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the securities index.

Comment 22 – Fund Investments

The Staff notes the section entitled “Derivatives” set forth in the section entitled “Fund Investments – Non-Principal Investments.” It is not clear to the Staff that this disclosure should be included as a non-principal investment since the Fund will write calls in connection with its principal investment strategy. Please consider and revise accordingly.

Response to Comment 22

The Registrant notes the section entitled “Derivatives” has been removed from “Principal Investments,” as the current disclosure is not applicable to the Fund and the Registrant believes that “Options Contracts” completely describes the Fund’s derivative investments.

Comment 23 – Risks of Investing in the Fund

The Staff notes “Current Market Conditions Risk” set forth in the section entitled “Risks of Investing in the Fund – Principal Risks.” Please update this disclosure based on current market conditions.

Response to Comment 23

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 24 – Risks of Investing in the Fund

The Staff notes the following disclosure in “Energy Companies Risk” set forth in the section entitled “Risks of Investing in the Fund – Principal Risks”:

The success of energy companies may be cyclical and highly dependent on energy prices.

Please reconcile “may be” used here with the use of “is” in the summary section version of this risk. Please also discuss any risks relating to renewable energy in this section.

Response to Comment 24

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly. The Registrant notes risks related to renewable and alternative energy has been added to the “Energy Infrastructure Companies Risk.”

Comment 25 – Risks of Investing in the Fund

The Staff notes “Non-U.S. Securities Risk” set forth in the section entitled “Risks of Investing in the Fund – Principal Risks.” Please update to cover the points addressed in Accounting and Disclosure Information (ADI) 2020-11 (“Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets”).

Response to Comment 25

The Registrant notes the Fund does not anticipate investing in securities of energy companies operating in, or engaging in transactions in, emerging market countries, including China. Therefore, the Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 26 – Risks of Investing in the Fund

The Staff notes the following disclosure in “Utility Companies Risk” set forth in the section entitled “Risks of Investing in the Fund – Principal Risks”:

…lack of compatibility of telecommunications equipment;

Please more fully explain this disclosure and its relevance to utility companies.

Response to Comment 26

Pursuant to the Staff’s comment, the above-referenced disclosure has been removed.

Comment 27 – Statement of Additional Information

The Staff notes the following disclosure set forth in the section entitled “General Description of the Trust and the Fund”:

The Declaration details various information, certifications, undertakings and acknowledgements that must be included in the demand.

The discussion of all these provisions from the Declaration of Trust should be in the prospectus. Please provide.

Response to Comment 27

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 28 – Statement of Additional Information

The Staff notes the following disclosure set forth in the section entitled “General Description of the Trust and the Fund”:

In addition, the Declaration provides that actions that are derivative in nature may not be brought directly.

Please provide a federal securities law carve-out with respect to this disclosure.

Response to Comment 28

The Fund notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s previous requests, the below disclosure is currently in the Fund’s Statement of Additional Information (“SAI”). The Fund believes that adding this disclosure to the SAI and not the prospectus, as requested by the Staff, is appropriate for investor comprehension.

“The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts…

These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.”

Comment 29 – Statement of Additional Information

The Staff notes the following disclosure set forth in the section entitled “General Description of the Trust and the Fund”:

Following receipt of the demand, the Trustees have a period of 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the Trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of the Fund, the Trustees are required to reject the demand and the complaining shareholder may not proceed with the derivative action unless the shareholder is able to sustain the burden of proof to a court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Fund.

Please provide a federal securities law carve-out with respect to this disclosure.

Response to Comment 29

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension. Please refer to the Registrant’s response to Comment 28 above.

Comment 30 – Statement of Additional Information

The Staff notes the following disclosure set forth in the section entitled “General Description of the Trust and the Fund”:

In making such a determination, a Trustee is not considered to have a personal financial interest by virtue of being compensated for his or her services as a Trustee.

Please provide a federal securities law carve-out with respect to this disclosure.

Response to Comment 30

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension. Please refer to the Registrant’s response to Comment 28 above.

Comment 31 – Statement of Additional Information

The Staff notes the tenth paragraph set forth in the section entitled “General Description of the Trust and the Fund.” Please disclose in an appropriate location in the prospectus the exclusive federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that there is question regarding the enforceability regarding this provision.

Response to Comment 31

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension. Please refer to the Registrant’s response to Comment 28 above.

Comment 32 – Statement of Additional Information

The Staff notes the seventh fundamental policy set forth in the second paragraph of the section entitled “Investment Objective and Policies.” Please revise the concentration policy to specify the industries or group within the sector that the Fund will concentrate in.

Response to Comment 32

The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension and is consistent with applicable requirements and other investment companies that have similar investment strategies.

Comment 33 – Statement of Additional Information

The Staff notes the final paragraph set forth in the section entitled “Investment Strategies – Hedging Strategies – Futures Contracts.” Please indicate whether a public market exists for the type of index-related options that the Fund intends to write and identify that index. Please also provide similar disclosure in the prospectus.

Response to Comment 33

The Registrant notes the section entitled, “Hedging Strategies” has been removed from the SAI, as the Fund does not engage in hedging activities or invest in derivative instruments in an attempt to hedge the Fund’s holdings.

Comment 34 – Statement of Additional Information

The Staff notes the reference to “YieldCos” set forth in the first sentence of the section entitled “Investment Risks – Industry Specific Risk – Acquisition Risk.” Please explain what “YieldCos” are.

Response to Comment 34

The Registrant notes the term “YieldCos” has been removed from the Registration Statement.

Comment 35 – Statement of Additional Information

The Staff notes the section entitled “Real Estate Investment Trust Risk” set forth in the section entitled “Investment Risks – Industry Specific Risk – Real Estate Investment Trust Risk.” If real estate investment trusts (“REITs”) will be among the Fund’s principal investments, please indicate that in response to Items 4 and 9 of Form N-1A and provide a discussion of the related risks.

Response to Comment 35

The Registrant notes that while REITs are not part of the Fund’s principal investment strategies and will not rise to a level of principal investment, the Registrant believes the disclosure is appropriate for the SAI.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	1.10%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses(1)	1.10%

(1)	"Management Fees", "Other Expenses" and "Total Annual Fund Operating Expenses" have been restated to reflect current fees.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$112	$350	$606	$1,340